Oppenheimer Dividend Opportunity Fund
NSAR Exhibit – Item 77Q

Below is an amended Schedule A to the Agreement and Declaration of Trust of Oppenheimer Dividend Opportunity Fund:

Schedule A

 Oppenheimer Select Value Fund

As of August 28, 2014*

Classes of Shares
Class A Class B Class C Class R Class Y Class I

_______________________

*Amended August 28, 2014 to reflect the addition of Class I and the re-naming of Class N as Class R.